UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29260Y 10 9

(CUSIP Number)

Robert Hilton

c/o Endeavor Group Holdings, Inc.

9601 Wilshire Boulevard, 3rd Floor,

Beverly Hills, CA 90210

(310) 285-9000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29260Y 10 9	13D	Page 1 of 14 pages

1	Names of Reporting Persons Ariel Emanuel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,104,606
	8	Shared Voting Power 32,535,039
	9	Sole Dispositive Power 11,104,606
	10	Shared Dispositive Power 32,535,039

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,639,645
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.5%
14	Type of Reporting Person IN

CUSIP No. 29260Y 10 9	13D	Page 2 of 14 pages

1	Names of Reporting Persons Patrick Whitesell
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,928,168
	8	Shared Voting Power 32,535,039
	9	Sole Dispositive Power 8,928,168
	10	Shared Dispositive Power 32,535,039

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,463,207
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.9%
14	Type of Reporting Person IN

CUSIP No. 29260Y 10 9	13D	Page 3 of 14 pages

1	Names of Reporting Persons Endeavor Executive Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 23,072,555
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 23,072,555

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,072,555
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 4 of 14 pages

1	Names of Reporting Persons Endeavor Executive PIU Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,701,691
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,701,691

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,701,691
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 5 of 14 pages

1	Names of Reporting Persons Endeavor Executive II Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,760,793
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,760,793

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,793
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 6 of 14 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, California 90210.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

Ariel Emanuel

Patrick Whitesell

Endeavor Executive Holdco, LLC

Endeavor Executive PIU Holdco, LLC

Endeavor Executive II Holdco, LLC (collectively with Endeavor Executive Holdco, LLC and Endeavor Executive PIU Holdco, LLC, the “Executive Holdcos”)

Messrs. Emanuel and Whitesell are both citizens of the United States. The Executive Holdcos are each organized under the laws of the State of Delaware.

Mr. Emanuel serves as the Chief Executive Officer of the Issuer and a director of the Issuer’s board of directors (the “Board”), and as Manager of each of the Executive Holdcos. Mr. Whitesell serves as the Executive Chairman of the Issuer and a director of the Issuer’s Board, and as Manager of each of the Executive Holdcos.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), the Reporting Persons and the Silver Lake Equityholders (as defined below) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Silver Lake Equityholders are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the Silver Lake Equityholders, see Item 6 below.

During the last five years, the Reporting Persons have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

IPO Reorganization

On April 28, 2021, in connection with the Issuer’s initial public offering (the “IPO”), the Issuer engaged in a series of restructuring transactions as a result of which (i) existing equity interests in Endeavor Operating Company, LLC (“Endeavor Operating Company”) were

CUSIP No. 29260Y 10 9	13D	Page 7 of 14 pages

reclassified into non-voting common interest units (“Endeavor Operating Company Units”) which became exchangeable (along with an equal number of shares of Class X common stock of the Issuer, par value $0.00001 per share (“Class X Common Stock”)), for either cash (at the Issuer’s election, subject to certain conditions) or shares of Class A Common Stock on a one-for-one basis, subject to adjustment, (ii) the Issuer issued to the Reporting Persons, at par value, shares of Class X Common Stock and shares of Class Y common stock, par value $0.00001 per share (“Class Y Common Stock”), which entitle holders thereof to certain voting rights, as further described in Item 6 below, and (iii) Messrs. Emanuel and Whitesell received profits units issued by Endeavor Operating Company, whereby each profits unit represents the right to receive a fractional number of Endeavor Operating Company Units and an equal number of paired shares of Class X Common Stock (the “Profits Units”).

UFC Buyout

Pursuant to a Transaction Agreement, dated February 16, 2021, on May 3, 2021 Endeavor Operating Company acquired equity interests in Zuffa Parent, LLC (“UFC Parent”) from certain existing equity holders in UFC Parent, resulting in Endeavor Operating Company directly or indirectly owning 100% of the equity interests in UFC Parent (the “UFC Buyout”). In connection with the UFC Buyout, the Reporting Persons were issued Endeavor Operating Company Units, shares of Class Y Common Stock and shares of Class X Common Stock in consideration of their equity ownership interests in UFC Parent.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the IPO of the Issuer and intend to review the investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

CUSIP No. 29260Y 10 9	13D	Page 8 of 14 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 256,945,271 shares of Class A Common Stock outstanding as of May 3, 2021 as reported on the Issuer’s final prospectus dated April 28, 2021, and giving effect to the full exercise of the underwriters’ overallotment option on May 12, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Ariel Emanuel	43,639,645	14.5%	11,104,606	32,535,039	11,104,606	32,535,039
Patrick Whitesell	41,463,207	13.9%	8,928,168	32,535,039	8,928,168	32,535,039
Endeavor Executive Holdco, LLC	23,072,555	8.2%	0	23,072,555	0	23,072,555
Endeavor Executive PIU Holdco, LLC	6,701,691	2.5%	0	6,701,691	0	6,701,691
Endeavor Executive II Holdco, LLC	2,760,793	1.1%	0	2,760,793	0	2,760,793

Mr. Emanuel is the record holder of 951,389 shares of Class A Common Stock, 5,959,889 Profits Units and 4,193,328 Endeavor Operating Company Units. Mr. Whitesell is the record holder of 5,959,889 Profits Units and 2,968,279 Endeavor Operating Company Units. Endeavor Executive Holdco, LLC is the record holder of 23,072,555 Endeavor Operating Company Units. Endeavor Executive PIU Holdco, LLC is the record holder of 6,701,691 Endeavor Operating Company Units. Endeavor Executive II Holdco, LLC is the record holder of 2,760,793 Endeavor Operating Company Units.

The Executive Holdcos are managed by an executive committee composed of Messrs. Emanuel and Whitesell. As a result, each of Messers. Emanuel and Whitesell may be deemed to share beneficial ownership of the securities held directly by the Executive Holdcos, but each disclaims any such beneficial ownership.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Silver Lake Equityholders may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by the Silver Lake Equityholders and such shares are not the subject of this Schedule 13D.

CUSIP No. 29260Y 10 9	13D	Page 9 of 14 pages

(c)	Except as described in Item 3, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Amended and Restated Certificate of Incorporation of the Issuer and Third Amended and Restated Limited Liability Company Agreement of Endeavor Operating Company, LLC

Voting

The holders of Class A Common Stock, Class X Common Stock and Class Y Common Stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law. Holders of Class A Common Stock and Class X Common Stock are entitled to one vote per share on all matters submitted to stockholders for their vote or approval. Holders of Class Y Common Stock are entitled to 20 votes per share on all matters submitted to stockholders for their vote or approval.

Conversion, Transferability and Exchange

Pursuant to the amended and restated certificate of incorporation of the Issuer, each share of Class Y Common Stock will automatically be cancelled/redeemed (a) upon any sale or other transfer of (i) the paired Endeavor Operating Company Unit (or the paired Class A Common Stock, in the case the Endeavor Operating Company Unit and paired share of Class X Common Stock is redeemed and converted, or in the case of other transfers of such shares of Class A Common Stock) in the case of certain holders, and (ii) those paired shares of Class A Common Stock, in the case of certain holders, in each case subject to certain limited exceptions, such as transfers to permitted transferees, or (b) upon certain triggering events related to the continued employment of Messrs. Emanuel and Whitesell and their continued ownership of shares of Class A Common Stock representing, and/or own securities that if redeemed for shares of Class A Common Stock would represent an ownership interest in Class A Common Stock representing, at least 25% of the shares of Class A Common Stock owned by Messrs. Emanuel and Whitesell (or that would be owned by Messrs. Emanuel and Whitesell if all relevant securities they own were redeemed for shares of Class A Common Stock), respectively, as of the completion of the Issuer’s IPO (a “Triggering Event”).

Subject to the terms of the limited liability company agreement of Endeavor Operating Company, the members of Endeavor Operating Company may, beginning January 1, 2022, subject to certain exceptions, from time to time cause Endeavor Operating Company to redeem any or all of their Endeavor Operating Company Units (and paired shares of Class X Common

CUSIP No. 29260Y 10 9	13D	Page 10 of 14 pages

Stock) in exchange for, at the Issuer’s election (subject to certain exceptions), either cash (based on the market price of a share of Class A Common Stock) or shares of Class A Common Stock. Pursuant to the Stockholders Agreement (defined below), upon a request to exchange such Endeavor Operating Company Units by one of the Reporting Persons, subject to certain requirements, the Issuer has agreed not to redeem Endeavor Operating Company Units for cash without such holder’s consent.

Stockholders Agreement

On April 28, 2021, the Reporting Persons, certain entities affiliated Silver Lake Partners (collectively, the “Silver Lake Equityholders”) and certain other equityholders of the Issuer entered into a stockholders agreement with the Issuer (the “Stockholders Agreement”).

The Stockholders Agreement provides, among other matters:

Nomination Rights

Pursuant to the Stockholders Agreement, any permitted Executive Holdcos are entitled to nominate two directors for election to the Board and to the executive committee of the Board (the “Executive Committee”) so long as either Mr. Emanuel or Mr. Whitesell is employed as the Issuer’s Chief Executive Officer or Executive Chairman, respectively, and each are entitled to nominate one director for election to the Board and to the Executive Committee, so long as either (x) Executive Holdcos own at least 5% of Class A Common Stock (on a fully converted basis) or (y) (i) at least one of Messrs. Emanuel and Whitesell is employed as the Issuer’s Chief Executive Officer or Executive Chairman, respectively, or (ii) at least one of Messrs. Emanuel or Whitesell owns shares of Class A Common Stock representing, and/or own securities representing the right to own, at least 25% of the shares of Class A Common Stock owned by Messrs. Emanuel and Whitesell, respectively, as of the completion of the IPO.

In addition, the Silver Lake Equityholders are entitled to nominate two directors for election to the Board and to the Executive Committee of the Board so long as they own at least 40% of the shares of Class A Common Stock held by them immediately following the IPO, and are entitled to nominate one director for election to the Board and to the Executive Committee so long as they own at least 10% of the shares of Class A Common Stock held by them immediately following the IPO. To the extent that the Silver Lake Equityholders are no longer entitled to nominate two Board members pursuant to the Stockholders Agreement, they shall, if requested by the Board, cause their nominee or nominees to resign, and, if any permitted Executive Holdcos are then entitled to nominate two directors for election to the Board and to the Executive Committee of the Board, Executive Holdcos will be entitled to nominate directors to fill any such vacancy.

Messrs. Emanuel and Whitesell, the Executive Holdcos, the Silver Lake Equityholders, and the other pre-IPO equityholders that are parties to the Stockholders Agreement have agreed to vote their shares in favor of the directors nominated by the Executive Holdcos and the Silver Lake Equityholders in accordance with the terms of the Stockholders Agreement, and, otherwise, agree to vote their shares in accordance with the recommendation of the Executive Committee and/or the Board, subject to certain exceptions.

Board Rights

At any meeting of the Board, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes; provided, however, that, for so long as the Silver Lake Equityholders or any permitted Executive Holdcos, respectively, are entitled to nominate at least one director for election to the Board (or a committee thereof), the presence of a Silver Lake Equityholders nominee and the presence of an Executive Holdcos nominee, respectively, is required for a quorum at a meeting of the Board or such committee (subject in each case to customary adjournment provisions) and any action of the Board or such committee by written consent must include the consent of a Silver Lake Equityholders nominee or the consent of an Executive Holdcos nominee, respectively.

CUSIP No. 29260Y 10 9	13D	Page 11 of 14 pages

Prior to a Triggering Event, the Issuer will be governed by an Executive Committee, which is exclusively vested with all of the powers of the Issuer’s Board (under applicable Delaware law) in the management of the Issuer’s business and affairs, subject to certain exceptions. Except as required by applicable law or the rules of The New York Stock Exchange, actions of the Board may only be taken or made at the direction or request of the Executive Committee and following such direction or request, will require approval by the affirmative vote of (i) a majority of the directors or such committee at a meeting at which a quorum is present and (ii) for so long as any of the Silver Lake Equityholders are entitled to designate two or more directors for nomination to the Executive Committee and at least one Silver Lake Equityholders designee is serving on the Executive Committee or is designated to serve within ten business days of a Silver Lake Equityholders designee ceasing to serve on Executive Committee, at least one director designated or nominated by the Silver Lake Equityholders.

Registration Rights Agreement

On April 28, 2021, the Reporting Persons, members of Endeavor Operating Company and members of Endeavor Manager, LLC entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”).

At any time beginning 180 days following the closing of the IPO, subject to several exceptions, including underwriter cutbacks and the Issuer’s right to defer a demand registration under certain circumstances, the Reporting Persons and certain other members of Endeavor Operating Company may require that the Issuer register for public resale under the Securities Act of 1933, as amended (the “Securities Act”) all shares of common stock constituting their registrable securities that they request be registered so long as (i) the securities requested to be registered in each registration statement have an aggregate anticipated offering price of at least $75 million, net of underwriting discounts and commissions, or (ii) the securities requested to be registered represent all the registrable securities then held by the requesting stockholder. The Issuer is not obligated to effectuate more than six demand registrations on Form S-1 for the Executive Holdcos. If the Issuer becomes eligible to register the sale of securities on Form S-3 under the Securities Act, the Executive Holdcos and certain other members of Endeavor Operating Company will have the right to require the Issuer to register the sale of the registrable securities held by them on Form S-3, subject to offering size and other restrictions.

If a party to the Registration Rights Agreement makes a request for registration, the non-requesting parties to the Registration Rights Agreement are entitled to customary piggyback registration rights in connection with the request, and if the request is for an underwritten offering, such piggyback registration rights will be subject to underwriter cutback provisions, with priority for registration of shares going first to the parties with piggyback registration rights under the Registration Rights Agreement, on a pro rata basis, second to other securities requested to be included in such registration, and third to the Issuer. In addition, the parties to the

CUSIP No. 29260Y 10 9	13D	Page 12 of 14 pages

Registration Rights Agreement are entitled to piggyback registration rights with respect to any registration initiated by the Issuer, and if any such registration is in the form of an underwritten offering, such piggyback registration rights will be subject to customary cutback provisions, with priority for registration of shares going first to the Issuer, second to the parties with piggyback registration rights under the Registration Rights Agreement, on a pro rata basis, and third to other securities requested to be included in such registration.

In connection with the transfer of their registrable securities, the parties to the Registration Rights Agreement may assign certain of their respective rights under the Registration Rights Agreement under certain circumstances. In connection with the registrations described above, the Issuer will indemnify any selling stockholders and will bear all fees, costs, and expenses (except underwriting commissions and discounts).

Lock-Up Agreement

Messrs. Emanuel and Whitesell have each entered Lock-Up Agreements (the “Lock-Up Agreements”) in connection with the IPO and have agreed that, for a period of 180 days from April 28, 2021, they will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of or hedge any shares of the Class A Common Stock, or any options or warrants to purchase any of the Class A Common Stock or any securities convertible into, exchangeable for or that represent the right to receive the Class A Common Stock (including, without limitation, Endeavor Operating Company Units), subject to certain exceptions.

References to and descriptions of the amended and restated certificate of incorporation and the Third Amended and Restated Limited Liability Company Agreement of Endeavor Operating Company, LLC, the Stockholders Agreement, the Registration Rights Agreement, and the Lockup-Agreements set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 29260Y 10 9	13D	Page 13 of 14 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2	Third Amended and Restated Limited Liability Company Agreement of Endeavor Operating Company, LLC (incorporated by reference to Exhibit 10.24 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on April 20, 2021).

3	Stockholders Agreement by and among Endeavor Group Holdings, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.21 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on April 20, 2021).

4	Registration Rights Agreement by and among Endeavor Group Holdings, Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.22 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on April 20, 2021).

5	Form of Lock-Up Agreement (incorporated by reference to Annex II of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on April 20, 2021).

CUSIP No. 29260Y 10 9	13D	Page 14 of 14 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2021

By:	/s/Ariel Emanuel
Name: Ariel Emanuel

By:	/s/Patrick Whitesell
Name: Patrick Whitesell

Endeavor Executive Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Manager

Endeavor Executive PIU Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Manager

Endeavor Executive II Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Manager